January 15, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel Assistant Director Division of Corporation Finance

Re: SK Telecom Co., Ltd. Form 20-F for the year ended December 31, 2008
Dear Mr. Spirgel:
Reference is made to your letter, dated January 4, 2010, regarding the annual report of SK Telecom Co., Ltd. (the “Company”) on 20-F for the fiscal year ended December 31, 2008 (the “Annual Report”) filed pursuant to the requirements of the Securities Exchange Act of 1934, as amended. We would like to thank you for your review of the Annual Report.
We set forth in this letter our responses to the numbered comments in your letter. For your convenience, we have included the text of the staff’s comments in bold and keyed our responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.
Form 20-F for Fiscal Year Ended December 31, 2008
1.	We note your response to our comment 3 and 5. We also note you confirm that you will include the table provided to us in your letter dated October 16, 2009, response number 5. Please further confirm that the additional information provided to us in your response to our comment 3 and 5 will included in the table in future filings to further explain the adjustments noted.

We hereby confirm that we will include the additional information provided to the Staff in our response to previous comment 3 and 5 dated December 4, 2009 in future filings.
2.	We note in your response to previous comment 8 your commitment to exclude in future filings the income taxes netted against equity earnings of unconsolidated business from your rate reconciliation disclosure. Please also confirm to us that in your future income tax rate reconciliation, the reported amount of income taxes at the statutory rate will be equate to the amount of income before income taxes reported in your US GAAP income statement multiplied by the disclosed statutory rate. In addition, please reconcile for us the disclosed amounts of income taxes at the statutory income tax rate for the years ended December 31, 2006, 2007 and 2008 on page F-92 to the amount computed by multiplying income before income taxes reported in your US GAAP income statement on page F-100 by the disclosed statutory rate of 25%.
We confirm that in future filings, the reported amount of income taxes at the statutory rate will equate to the amount of income before income taxes multiplied by the disclosed statutory rate.

The following is a reconciliation between the disclosed amounts of income taxes at the statutory income tax rate on page F-92 and the amount computed by multiplying income before income taxes and minority interests reported in US GAAP income statement on page F-100 by the disclosed statutory rate for the years ended December 31, 2006, 2007 and 2008 (In millions of Korean won):

	2006	2007	2008
Net income on page F-100	1,878,361	1,505,347	1,072,866
Minority interests in losses of consolidated subsidiaries on page F-100	(21,752)	(54,281)	(121,129)
Provision for income taxes on page F-100	673,330	483,963	132,494
Tax effect of equity in earnings (loss) of unconsolidated business as mentioned in our previous response	13,500	92,973	29,186

Income before income taxes and minority interest	2,543,439	2,028,002	1,113,417
Statutory income tax rate	25%	25%	25%

Income taxes at statutory income tax rate	635,860	507,001	278,354
Income taxes at statutory income tax rate on page F-92	641,840	507,200	278,354

Difference	5,980	199	—

For FY 2006 we noted that we inadvertently included loss attributed to minority interests of 21,752 million on page F-100 in arriving at the income tax amount at statutory tax rate of KRW 641,840 on page F-92. In addition, there are minor differences in FY2006 and FY 2007 due to retroactive application of equity method of accounting on the investment in SK Broadband. The Company has considered the qualitative and quantitative aspects of the aforementioned differences and concluded that the differences are immaterial. Furthermore, the differences resided solely in those line items within the reconciliation table on page F-92 and did not change the recorded income tax.

* * * * *
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission (the “Commission”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.
     We hope that foregoing is responsive to your inquiries. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Kyung-hwan Chung at +82-2-6100-1635 (fax: +82-2-6100-7827), or the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Dong Chul Kim at (852) 2532-3728 (fax: 852-2160-1063).

Sincerely,
/s/ Dong-Hyun Jang
Dong-Hyun Jang
Chief Financial Officer

cc:	Robert S. Littlepage Jr.
Accounting Branch Chief
Division of Corporation Finance

Melissa Kindelan
Staff Accountant
Division of Corporation Finance

Jinduk Han
Partner
Cleary Gottlieb Steen & Hamilton LLP